Mail Stop 4561

      March 8, 2006

Mark S. Stratton
c/o Beacon Management Corporation
116 Village Boulevard, Suite 210
Princeton, NJ 08540

Re: The Beacon Financial Futures Fund, L.P.
 Post-Effective Amendment No. 1 on Form S-1
 Filed February 28, 2006
 File No. 333-115353

Dear Mr. Stratton:

      This is to advise you that we have conducted only a limited
review of your registration statement. Based on that limited
review,
we have the following comments.

General

1. Please update your Item 512(a) undertakings in accordance with
the
amendments thereto that became effective as of December 1, 2005.

Financial Statements

2. Please update your financial statements in accordance with Rule
3-
12 of Regulation S-X.

*   *   *   *

      As appropriate, please amend your filing in response to
these
comments. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter
with
your amendment that keys your responses to our comments and
provides
any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses
to
our comments.

      We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the company and its management are in
possession of all facts relating to a company`s disclosure, they
are
responsible for the accuracy and adequacy of the disclosures they
have made.

 Before the amended registration statement is declared
effective
pursuant to Section 8 of the Securities Act, the company should
provide us a letter, acknowledging that:

? should the Commission or the staff, acting pursuant to
delegated

authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

? the action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and

? the company may not assert staff comments and the declaration
of
effectiveness as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the
United States.

 In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in connection with our review of
your
filing or in response to our comments on your filing.

 If you have any questions, please call Jeffrey Shady at (202)
551-3471 or me at (202) 551-3852.

        Sincerely,

        Michael McTiernan
        Special Counsel

cc: Jeffry M. Henderson , Esq. (via facsimile)
 Henderson & Lyman
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